UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2023
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

10 Bank Street, Suite 560
White Plains, New York, 10606
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Waiver and Consent to Credit Agreement

As previously disclosed, on June 24, 2022, Waldencast Finco Limited, a private company incorporated under the laws of Jersey with registered number 143249 (the “Borrower”) and indirect subsidiary of Waldencast plc (the “Company”), entered into a Credit Agreement (as amended, restated, amended and restated, modified or otherwise supplemented from time to time, the “Credit Agreement”), by and among the Borrower, Waldencast Partners LP (the “Parent Guarantor”), the lenders party thereto (the “Lenders”) and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”). As of June 30, 2023, there were $166.3 million in an aggregate principal amount of term loans and $49.1 million in an aggregate principal amount of revolving loans outstanding under the Credit Agreement.

As previously disclosed, (i) on May 31, 2023, the Administrative Agent and the required Lenders entered into a waiver and consent agreement with the Borrower, pursuant to which they agreed to, among other things, waive certain defaults or events of default that had or would have resulted from the failure to deliver certain financial information and related reports and (ii) on June 30, 2023, the Administrative Agent and the required Lenders entered into a subsequent waiver and consent agreement with the Borrower and Parent Guarantor, pursuant to which they agreed to, among other things, continue to (a) waive certain defaults or events of default that had or would have resulted from the failure to deliver certain financial information and related reports and (b) suspend the testing of certain financial covenants in the Credit Agreement.

On August 15, 2023, the Administrative Agent and the required Lenders entered into a subsequent waiver and consent agreement with the Borrower and Parent Guarantor, pursuant to which they agreed to (i) waive any default or event of default that has or would result from the failure to deliver the financial information and related reports with respect to the fiscal year of the Borrower ended December 31, 2022 and the fiscal quarter of the Borrower ended March 31, 2023 and June 30, 2023, respectively and (ii) suspend the testing of certain financial covenants set forth in the Credit Agreement. Such waiver shall remain in effect until September 15, 2023 (the “Waiver Expiration Date”). Failure to deliver the required financial information on or prior to the Waiver Expiration Date will result in an event of default under the Credit Agreement (unless otherwise waived or extended). The waiver also: (i) extends the previously disclosed additional restrictions on the Borrower’s, Parent Guarantor’s and certain of their subsidiaries’ ability to incur certain types of additional indebtedness, make certain acquisitions and investments, create certain liens, dispose of certain assets and make certain types of restricted payments until the Waiver Expiration Date and (ii) establishes a minimum liquidity covenant of $7.5 million, which is certified on a weekly basis, and will remain in effect until the Waiver Expiration Date.

Following the Waiver Expiration Date if the required financial statements have not been delivered, the Administrative Agent and the required Lenders will have the right to exercise any and all rights and remedies available to them under the Credit Agreement with respect to the resulting event of default, including, among other things, the acceleration of all amounts due under the Credit Agreement. There can be no assurance that the Administrative Agent or the Lenders will continue to grant the Borrower waivers from any continuing or future defaults or events of default.

Update on Southeast Asia Business

In March 2023, the Company closed its previously announced acquisition of its Southeast Asian (“SEA”) distributor, Obagi Vietnam Import Export Trading MTV Company Limited, a company established and operating in Vietnam under the Enterprise Registration Certificate No. 0317420074 (“Obagi Vietnam”). In June 2023, the Drug Administration of Vietnam issued the required product licenses to Obagi Vietnam to enable it to resume directly selling and distributing Obagi products in that country. The Company also recruited new executive leadership, to lead the Obagi Vietnam business, including seasoned operators with in-depth expertise in the Beauty category, as well as their respective areas of business in Vietnam and the wider SEA.

In August 2023, the Company successfully shipped its first order to Obagi Vietnam ahead of the go-live for online channels, which is expected on September 1, 2023, resuming sales to customers online ahead of the brand relaunch, which is expected in the fourth quarter of 2023. The Company believes that Obagi Vietnam is well positioned to expand and grow in the SEA region, which is a strategic priority for the Company due to the region’s strong consumer demand and a large addressable market for Obagi products.

Forward-Looking Statements

Statements in this report that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the Company’s expected timing and success of its brand relaunch, as well as the timing to resume Obagi Vietnam’s online sales to customers; the Company’s plans to expand its SEA business; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, including, among others: the risk that the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors discovers additional adjustments; the implementation of the remediation plan for the material weakness identified in the Company’s internal control over financial reporting; the potential for delisting, legal proceedings or government investigations or enforcement actions relating to the subject of the Audit Committee review or inability to finalize financial results in a timely manner; the Company’s ability to deliver the required financial statements by the Waiver Expiration Date; the ability of the Company to deliver the required financial information to the Lenders on or prior to the Waiver Expiration Date; whether the Lenders will exercise any of their rights to exercise any and all rights and remedies available to them under the Credit Agreement if the financials are not timely delivered; the Borrower’s ability to obtain waivers from the Administrative Agent and the required Lenders for any continuing or future defaults or events of default; and other risks detailed in the Company’s Registration Statement on Form F-1 (File No. 333-267053), originally filed with the Securities and Exchange Commission (the “SEC”) on August 24, 2022 and as thereafter amended, and in other documents that it files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this report, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: August 18, 2023	By:	/s/ Michel Brousset
		Name:	Michel Brousset
		Title:	Chief Executive Officer

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